SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3/A

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

THE VERMONT TEDDY BEAR CO., INC.

(Name of the Issuer)

The Vermont Teddy Bear Co., Inc., Hibernation Holding Company, Inc., Hibernation Company, Inc., The Mustang Group LLC, Elisabeth B. Robert, Joan H. Martin, Fredrick M. Fritz,

Thomas R. Shepherd and Jason Bacon

(Name of Person(s) Filing Statement)

Common Stock, par value $.05 per share

(Title of Class of Securities)

92427X109

(CUSIP Number of Class of Securities)

Elisabeth B. Robert, CEO

The Vermont Teddy Bear Co., Inc.

6655 Shelburne Road

P.O. Box 965

Shelburne, VT 05482

(802) 985-3001

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Spencer Knapp, Esq. Brian D. Goldstein, Esq.

Leigh Cole, Esq. Goulston & Storrs, P.C.

Dinse, Knapp & McAndrew, P.C. 400 Atlantic Avenue

209 Battery Street Boston, MA 02110

P.O. Box 988 (617) 482-1776

Burlington, VT 05402

(802) 864-5751

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction. [X]

CALCULATION OF FILING FEE

=========================================================================

TRANSACTION VALUATION* $32,494,176 AMOUNT OF FILING FEE: $3,824.56

* The filing fee was determined by multiplying (i) 4,999,104 shares of common stock proposed to be acquired in the merger and (ii) the merger consideration of $6.50 in cash per share of common stock. The payment of the filing fee, calculated in accordance with Fee Rate Advisory #6 for Fiscal Year 2005, equals $117.70 per million of the aggregate merger consideration calculated pursuant to the preceding sentence.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $3,792.54 Filing Party: The Vermont Teddy Bear Co., Inc.

Form or Registration No.: Preliminary Proxy Statement on Schedule 14A

Date Filed: June 21, 2005

INTRODUCTION

This Amendment to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") relates to an Agreement and Plan of Merger dated as of May 16, 2005 (the "Merger Agreement"), by and among Hibernation Holding Company, Inc., a Delaware corporation ("Buyer"), Hibernation Company, Inc., a Delaware corporation ("Merger Sub") and The Vermont Teddy Bear Co., Inc., a New York corporation (the "Company"). A copy of the Merger Agreement is filed as Appendix A to the Definitive Proxy Statement on Schedule 14A (the "Proxy Statement") filed by the Company with the Securities and Exchange Commission on September 2, 2005. This Schedule 13E-3 is being filed by the Company, Buyer, Merger Sub, The Mustang Group LLC, ("Mustang"), Elisabeth B. Robert, Joan H. Martin, Frederick M. Fritz, Thomas R. Shepherd and Jason Bacon (each a "Filing Person" and collectively, the "Filing Persons"), though each Filing Person expressly disclaims any obligation to file this Schedule 13E-3.

The purpose of this final amendment to the Schedule 13E-3 is to report the results of the 13e-3 transaction pursuant to Rule 13e-3(d)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

At a special meeting of the Company's shareholders held on September 28, 2005 (the "Special Meeting"), at which a quorum was present, the Merger Agreement was approved by approximately 73% of the outstanding shares of the Company's common stock, $.05 par value per share (the "Common Stock") entitled to vote at the Special Meeting, including shares of the Company's Series C preferred and Series D preferred stock voting on an as converted basis.

The merger of Merger Sub with and into the Company (the "Merger") became effective on September 30, 2005 upon the filing of Certificates of Merger with the Secretary of State of the State of Delaware and the Secretary of State of the State of New York. Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Company, with the Company as the surviving corporation, and (1) each share of the Company's common stock outstanding at the time of the Merger (other than shares held by certain shareholders) converted into the right to receive $6.50 in cash; (2) each share of the Company's Series C Convertible Redeemable Preferred Stock outstanding at the time of the Merger converted into the right to receive $6.50 for each share of the Company's common stock into which such share of Series C Convertible Redeemable Preferred Stock was eligible to be converted according to its terms, plus the amount of any accrued but unpaid dividends; and (3) each share of the Company's Series D Convertible Redeemable Preferred Stock outstanding at the time of the Merger converted into the right to receive $6.50 for each share of the Company's common stock into which such share of Series D Convertible Redeemable Preferred Stock was eligible to be converted according to its terms, plus the amount of any accrued but unpaid dividends. Pursuant to the Merger Agreement, certain stock options were converted into the right to receive an amount in cash for each share subject to such options equal to the excess of $6.50 over the exercise price of the applicable option.

The Nasdaq Stock Market, Inc. delisted the Common Stock from the Nasdaq SmallCap Market at the close of business on September 30, 2005. On September 30, 2005, the Company filed a Form 15 with the Commission terminating the registration of the Common Stock under the Exchange Act.

Item 16. Exhibits.

(a)(1) Definitive Proxy Statement on Schedule 14A (filed by the Company on September 2, 2005 and incorporated herein by reference.)

(a)(2) Additional Definitive Materials on Schedule 14A (filed by the Company on September 20, 2005 and incorporated herein by reference).

(b)(1) Commitment letter dated May 16, 2005 from TD Banknorth, NA (filed with the Securities and Exchange Commission as Appendix H to the Company's PRER 14-A on August 11, 2005 and incorporated herein by reference).

(b)(2) Commitment letter dated July 15, 2005 from Hartford Investment Management Company (filed with the Securities and Exchange Commission as Appendix I to the Company's PRER 14-A on August 11, 2005 and incorporated herein by reference).

(b)(3) Commitment letter dated May 16, 2005 from Baupost Capital, L.L.C. (debt) (filed with the Securities and Exchange Commission as Appendix J to the Company's PRER 14-A on August 11, 2005 and incorporated herein by reference).

(c)(1) Opinion of Houlihan Lokey, Howard & Zukin Financial Advisors, Inc. (incorporated herein by reference to Appendix B to the Proxy Statement).

(c)(2) Presentation by Covington Associates LLC dated February 15, 2005 (certain portions have been omitted based upon a request for confidential treatment; the non-public portions have been filed with the Securities and Exchange Commission) (filed with the Securities and Exchange Commission as Exhibit (c)(2) to the Company's Schedule 13E-3 on September 20, 2005 and incorporated herein by reference).

(d)(1) Agreement and Plan of Merger, dated May 16, 2005, among Buyer, Merger Sub and the Company (incorporated herein by reference to Appendix A to the Proxy Statement).

(d)(2) Stockholder Voting Agreement and Proxy, dated as of May 16, 2005, by and among Hibernation Holding Company, Inc., Hibernation Company, Inc., The Vermont Teddy Bear Co., Inc., Jason Bacon, Fred Marks, Joan Martin, Lyman Orton, Spencer Putnam, Split Rock Fund, LLC, TSG Equity Partners, CAT Holdings, LLC, and Elisabeth B. Robert (incorporated herein by reference to Appendix F to the Proxy Statement).

(d)(3) Contribution Agreement, dated as of May 16, 2005, by and among Hibernation Holding Company, Inc., Lyman Orton, Wayne and Deborah Granquist, Charlie Kireker, Split Rock Fund, LLC, Joan Martin, and Elisabeth B. Robert (incorporated herein by reference to Appendix E to the Proxy Statement).

(d)(4) Commitment letter dated May 16, 2005 from Baupost Capital, L.L.C. (equity) (filed with the Securities and Exchange Commission as Appendix G to the Company's PRER 14-A on August 11, 2005 and incorporated herein by reference).

(d)(5) Commitment letter dated August 1, 2005 from Mustang Management Partners, LLC (filed with the Securities and Exchange Commission as Appendix K to the Company's PRER 14-A on August 11, 2005 and incorporated herein by reference).

(d)(6) Commitment letter dated August 29, 2005 from Elisabeth B. Robert (filed with the Securities and Exchange Commission as Appendix L to the Company's PRER 14-A on August 30, 2005 and incorporated herein by reference).

(f) Sections 623 and 910 of the New York Business Corporation Law (incorporated herein by reference to Appendix C to the Proxy Statement).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2005

The Vermont Teddy Bear Co., Inc.

By: /s/ Elisabeth B. Robert

Name: Elisabeth B. Robert

Title: President and Chief Executive Officer

Hibernation Holding Company, Inc.

By: /s/ Robert D. Crowley

Name: Robert D. Crowley

Title: President

Hibernation Company, Inc.

By: /s/ Robert D. Crowley

Name: Robert D. Crowley

Title: President

The Mustang Group, LLC

By: /s/ Robert D. Crowley

Name: Robert D. Crowley

Title: Managing Member

/s/ Elisabeth B. Robert

Elisabeth B. Robert

/s/ Joan H. Martin

Joan H. Martin

/s/ Frederick M. Fritz

Frederick M. Fritz

/s/ Thomas R. Shepherd

Thomas R. Shepherd

/s/ Jason Bacon

Jason Bacon

EXHIBIT INDEX

Exhibit No. Description

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(a)(1) Definitive Proxy Statement on Schedule 14A (filed by the Company on September 2, 2005 and incorporated herein by reference.)

(a)(2) Additional Definitive Materials on Schedule 14A (filed by the Company on September 20, 2005 and incorporated herein by reference).

(b)(1) Commitment letter dated May 16, 2005 from TD Banknorth, NA (filed with the Securities and Exchange Commission as Appendix H to the Company's PRER 14-A on August 11, 2005 and incorporated herein by reference).

(b)(2) Commitment letter dated July 15, 2005 from Hartford Investment Management Company (filed with the Securities and Exchange Commission as Appendix I to the Company's PRER 14-A on August 11, 2005 and incorporated herein by reference).

(b)(3) Commitment letter dated May 16, 2005 from Baupost Capital, L.L.C. (debt) (filed with the Securities and Exchange Commission as Appendix J to the Company's PRER 14-A on August 11, 2005 and incorporated herein by reference).

(c)(1) Opinion of Houlihan Lokey, Howard & Zukin Financial Advisors, Inc. (incorporated herein by reference to Appendix B to the Proxy Statement).

(c)(2) Presentation by Covington Associates LLC dated February 15, 2005 (certain portions have been omitted based upon a request for confidential treatment; the non-public portions have been filed with the Securities and Exchange Commission) (filed with the Securities and Exchange Commission as Exhibit (c)(2) to the Company's Schedule 13E-3 on September 20, 2005 and incorporated herein by reference).

(d)(1) Agreement and Plan of Merger, dated May 16, 2005, among Buyer, Merger Sub and the Company (incorporated herein by reference to Appendix A to the Proxy Statement).

(d)(2) Stockholder Voting Agreement and Proxy, dated as of May 16, 2005, by and among Hibernation Holding Company, Inc., Hibernation Company, Inc., The Vermont Teddy Bear Co., Inc., Jason Bacon, Fred Marks, Joan Martin, Lyman Orton, Spencer Putnam, Split Rock Fund, LLC, TSG Equity Partners, CAT Holdings, LLC, and Elisabeth B. Robert (incorporated herein by reference to Appendix F to the Proxy Statement).

(d)(3) Contribution Agreement, dated as of May 16, 2005, by and among Hibernation Holding Company, Inc., Lyman Orton, Wayne and Deborah Granquist, Charlie Kireker, Split Rock Fund, LLC, Joan Martin, and Elisabeth B. Robert (incorporated herein by reference to Appendix E to the Proxy Statement).

(d)(4) Commitment letter dated May 16, 2005 from Baupost Capital, L.L.C. (equity) (filed with the Securities and Exchange Commission as Appendix G to the Company's PRER 14-A on August 11, 2005 and incorporated herein by reference).

(d)(5) Commitment letter dated August 1, 2005 from Mustang Management Partners, LLC LLC (filed with the Securities and Exchange Commission as Appendix K to the Company's PRER 14-A on August 11, 2005 and incorporated herein by reference).

(d)(6) Commitment letter dated August 29, 2005 from Elisabeth B. Robert (filed with the Securities and Exchange Commission as Appendix L to the Company's PRER 14-A on August 29, 2005 and incorporated herein by reference).

(f) Sections 623 and 910 of the New York Business Corporation Law (incorporated herein by reference to Appendix C to the Proxy Statement).